Filed pursuant to Rule 433(d)

Registration No. 333-170954

Dated June 3, 2013

FINAL TERM SHEET

Issuer:	PacifiCorp

Security Type:	First Mortgage Bonds due 2023

Legal Format:	SEC Registered

Principal Amount:	$300,000,000

Coupon:	2.95%

Interest Payment Dates:	Semi-annually on June 1 and December 1, commencing on December 1, 2013

Trade Date:	June 3, 2013

Settlement Date:	June 6, 2013 (T+3)

Maturity:	June 1, 2023

Treasury Benchmark:	UST 1.75% due May 15, 2023

US Treasury Spot:	96-18

US Treasury Yield:	2.135%

Spread to Treasury:	+85 basis points

Re-offer Yield:	2.985%

Price to Public (Issue Price):	99.700% of principal amount

Optional Redemption:	Prior to March 1, 2023, Make Whole Call at T+15 basis points. On or after March 1, 2023, 100% of the principal amount plus accrued and unpaid interest

Denominations:	$2,000 and any integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	RBS Securities Inc.
Scotia Capital (USA) Inc.
Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc.
CIBC World Markets Corp.
KeyBanc Capital Markets Inc.
Mitsubishi UFJ Securities (USA), Inc.
RBC Capital Markets, LLC
U.S. Bancorp Investments, Inc.

CUSIP / ISIN:	695114 CQ9 / US695114CQ99

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBS Securities Inc. at 1-866-884-2071, Scotia Capital (USA) Inc. at 1-800-372-3930 or Wells Fargo Securities, LLC at 1-800-326-5897.